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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]






                         Vivendi Universal Sells Stake
                             In Sithe Energies Inc.




Paris, December 19, 2002 - Vivendi Universal [Paris Bourse: EX FP; NYSE: V] announced today that the company has sold its 34% stake in Sithe Energies, a U.S. power generation company to Apollo Energy LLC. Payment in cash was made to Vivendi Universal for an amount (net proceeds of the transaction) of $323 million .

As part of the transaction, Vivendi Universal retains ownership rights to certain minor assets, which are currently the subject of a separate disposal process.


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Anita Larsen
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